Exhibit 12

[___], 2005

Scudder Intermediate Government	Scudder U.S. Government
& Agency Trust	Securities Fund
222 S. Riverside Plaza	222 S. Riverside Plaza
Chicago, IL 60606	Chicago, IL 60606

Re: Reorganization of Scudder Intermediate Government & Agency Trust into Scudder U.S. Government Securities Fund

Ladies and Gentlemen:

     You have requested our opinion regarding certain U.S. federal income tax consequences of the reorganization (the “Reorganization”) by and between Scudder U.S. Government Securities Fund, a Massachusetts business trust (the “Acquiring Trust”), on behalf of Scudder U.S. Government Securities Fund, the sole series of the Acquiring Trust (the “Acquiring Fund”), and Scudder Intermediate Government & Agency Trust, a Massachusetts business trust (the “Target Trust”). The Acquiring Trust and Target Trust are referred to herein collectively as the “Trusts” and the Acquiring Fund and Target Trust are referred to herein individually as a “Fund” and, collectively as the “Funds.”

     The Reorganization contemplates the transfer of all the assets of the Target Trust to the Acquiring Fund solely in exchange for Series M voting shares of beneficial interest, no par value per share, of the Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by the Acquiring Fund of all the liabilities of the Target Trust. Thereafter, the Acquiring Fund Shares received by the Target Trust will be distributed to the Target Trust shareholders in complete liquidation and termination of the Target Trust. The foregoing will be accomplished pursuant to an Agreement and Plan of Reorganization, dated as of [___], 2005, entered into by the Acquiring Trust on behalf of the Acquiring Fund and the Target Trust (the “Plan”).

     In rendering this opinion, we have reviewed and relied upon statements made to us by certain of your officers. We have also examined certificates of such officers and such other agreements, documents, and corporate records that have been made available to us and such other matters as we have deemed relevant for purposes of this opinion. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies and the authenticity of the originals of such latter documents.

Vedder Price

Scudder Intermediate Government & Agency Trust
Scudder U.S. Government Securities Fund
[___], 2005

     Our opinion is based, in part, on the assumption that the Reorganization described herein will occur in accordance with the agreements (including, without limitation, the Plan) and the facts and representations set forth or referred to in this opinion letter, and that such facts and representations are accurate as of the date hereof and will be accurate on the effective date and time of the Reorganization (the “Effective Time”). We have undertaken no independent investigation of the accuracy of the facts, representations and assumptions set forth or referred to herein.

     For the purposes indicated above, and based upon the facts, assumptions and representations set forth or referred to herein, including, without limitation, certain representations made to us by duly authorized officers of the Acquiring Trust on behalf of the Acquiring Fund, and the Target Trust, in letters dated [___], 2005, it is our opinion that for U.S. federal income tax purposes:

     1. The transfer by the Target Trust of all its assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Target Trust, followed by the pro rata distribution of the Acquiring Fund Shares so received to the Target Trust’s shareholders of record in dissolution and complete liquidation of the Target Trust, will constitute a “reorganization” within the meaning of section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Acquiring Fund and Target Trust will each be “a party to a reorganization,” within the meaning of section 368(b) of the Code, with respect to the Reorganization.

     2. No gain or loss will be recognized by the Acquiring Fund upon the receipt of the Target Trust’s assets solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Target Trust. (Section 1032(a) of the Code).

     3. No gain or loss will be recognized by the Target Trust upon the transfer of all its assets to the Acquiring Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Target Trust or upon the pro rata distribution (whether actual or constructive) of such Acquiring Fund Shares to the Target Trust shareholders in exchange for such shareholders’ shares of the Target Trust. (Sections 361(a) and (c) and 357(a) of the Code).

     4. No gain or loss will be recognized by the Target Trust’s shareholders upon the exchange, pursuant to the Reorganization, of all their shares of the Target Trust solely for the Acquiring Fund Shares. (Section 354(a) of the Code).

Vedder Price

Scudder Intermediate Government & Agency Trust
Scudder U.S. Government Securities Fund
[___], 2005

     5. The aggregate tax basis of the Acquiring Fund Shares received by each Target Trust shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Target Trust shares exchanged therefor. (Section 358(a)(1) of the Code).

     6. The holding period of the Acquiring Fund Shares received by each Target Trust shareholder in the Reorganization will include the holding period during which the shares of the Target Trust exchanged therefor were held by such shareholder, provided the Target Trust shares were held as capital assets at the Effective Time. (Section 1223(1) of the Code).

     7. The tax basis of the assets of the Target Trust received by the Acquiring Fund will be the same as the tax basis of such assets when held by the Target Trust immediately before the Reorganization. (Section 362(b) of the Code).

     8. The holding period of the assets of the Target Trust received by the Acquiring Fund will include the period during which such assets were held by the Target Trust. (Section 1223(2) of the Code).

     9. Pursuant to section 381(a) of the Code and the Treasury Regulations promulgated thereunder, the Acquiring Fund will succeed to and take into account certain tax attributes of the Target Trust, subject to the conditions and limitations specified in sections 381, 382, 383 and 384 of the Code.

FACTS

     Our opinion is based upon the above referenced representations and the following facts and assumptions, any alteration of which could adversely affect our conclusions.

     The Acquiring Fund is a separate series of the Acquiring Trust. The Acquiring Trust has been registered and operated, since it commenced operations, as an open-end, management investment company under the Investment Company Act of 1940 (the “Act”). The Target Trust has been registered and operated since it commenced operations, as a closed-end management investment company under the Act. Each of the Acquiring Fund and Target Trust has qualified and will qualify as a regulated investment company under section 851 of the Code for each of its taxable years (including the Target Trust’s last short taxable period ending on the date of the Reorganization), and has distributed and will distribute all or substantially all of its income so that the Funds and their shareholders have been and will be taxed in accordance with section 852 of the Code. After the Reorganization, the Acquiring Fund intends to continue to so qualify.

Vedder Price

Scudder Intermediate Government & Agency Trust
Scudder U.S. Government Securities Fund
[___], 2005

     Upon satisfaction of certain terms and conditions set forth in the Plan on or before the Effective Time, the following will occur: (a) the transfer of all the assets of the Target Trust to the Acquiring Fund solely in exchange for Acquiring Fund Shares; (b) the assumption by the Acquiring Fund of all the liabilities of the Target Trust; and (c) the pro rata distribution of the Acquiring Fund Shares so received by the Target Trust to its shareholders of record in complete liquidation of the Target Trust. The assets of the Target Trust to be acquired by the Acquiring Fund consist of all property, including, without limitation, all cash, securities, interests in futures or forward contracts and dividends or interest receivables, owned by the Target Trust and any deferred or prepaid expenses shown as an asset on the books of the Target Trust.

     As soon as practicable after the Effective Time, the Target Trust will completely liquidate and distribute all of the Acquiring Fund Shares it receives pro rata to its shareholders of record in exchange for such shareholders’ interests in the Target Trust. Such distribution will be accomplished by opening accounts on the share records of the Acquiring Fund in the names of each shareholder of the Target Trust and transferring to those shareholder accounts the pro rata number of Acquiring Fund Shares due such shareholder.

     As a result of the Reorganization, the shareholders of the Target Trust will own Acquiring Fund Shares that will have an aggregate per share net asset value immediately after the Effective Time that is approximately equal to the Target Trust’s aggregate net asset value immediately prior to the Effective Time.

     In approving the Reorganization, the Boards of Trustees of the Acquiring Trust and the Target Trust have identified certain benefits that are likely to result from combining the Funds, including administrative and operating efficiencies. Each such board also determined that the Reorganization is in the best interests of its respective Fund and that the interests of the existing shareholders of its respective Fund will not be diluted as a result of the Reorganization.

CONCLUSION

     Based on the foregoing, it is our opinion that the transfer of all the assets of the Target Trust, pursuant to the Plan, solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Target Trust will qualify as a reorganization under section 368(a)(1) of the Code.

     The opinions set forth above with respect to (i) the nonrecognition of gain or loss to the Target Trust and the Acquiring Fund, (ii) the basis and holding period of the assets received by the Acquiring Fund, (iii) the nonrecognition of gain or loss to the Target Trust’s shareholders upon the receipt of the Acquiring Fund Shares, and (iv) the basis and holding period of the

Vedder Price

Scudder Intermediate Government & Agency Trust
Scudder U.S. Government Securities Fund
[___], 2005

Acquiring Fund Shares received by the Target Trust shareholders, follow as a matter of law from the opinion that the transfer under the Plan will qualify as a reorganization under section 368(a)(1) of the Code.

     The opinions expressed in this letter are based on the Code, the Income Tax Regulations promulgated by the Treasury Department thereunder and judicial authority reported as of the date hereof. We have also considered the positions of the Internal Revenue Service (the “Service”) reflected in published and private rulings. Although we are not aware of any pending changes to these authorities that would alter our opinions, there can be no assurances that future legislative or administrative changes, court decisions or Service interpretations will not significantly modify the statements or opinions expressed herein. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter or to notify you of any such changes.

     Our opinion is limited to those U.S. federal income tax issues specifically considered herein and is addressed to and is only for the benefit of the Acquiring Trust and the Target Trust. We do not express any opinion as to any other federal income tax issues, or any state, local or foreign tax law issues, arising from the transactions contemplated by the Plan. Although the discussion herein is based upon our best interpretation of existing sources of law and expresses what we believe a court would properly conclude if presented with these issues, no assurance can be given that such interpretations would be followed if they were to become the subject of judicial or administrative proceedings.

Very truly yours,

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.